[FORM OF PRICING NOTIFICATION]

Date: [●]

To: GameStop Corp.
                 625 Westport Parkway
                 Grapevine, TX 76051

From: The Toronto-Dominion Bank
                 c/o TD Securities (USA) LLC, as agent
                 1 Vanderbilt Avenue New York, NY 10017

The purpose of this Pricing Notification is to confirm the terms and conditions of the Transaction entered into between The Toronto-Dominion Bank ("**Dealer**"), represented by TD Securities (USA) LLC ("**Agent**") as its agent, and GameStop Corp. ("**Counterparty**") on the Trade Date specified below. This Pricing Notification is a binding contract between Dealer and Counterparty as of the relevant Trade Date for the Transaction referenced below.

1.   This Pricing Notification supplements, forms part of, and is subject to the Supplemental Confirmation #[●], dated as of [●] between Dealer and Counterparty (as amended and supplemented from time to time, the "**Supplemental Confirmation**") and the Master Confirmation – Share Option Transactions dated as of [●] between Dealer and Counterparty (as amended and supplemented from time to time, the "**Master Confirmation**"). All provisions contained in the Agreement (as modified and as defined in the Master Confirmation) shall govern this Pricing Notification, except as expressly modified below, and capitalized terms used but not defined herein shall have the meanings specified in the Supplemental Confirmation and the Master Confirmation.

2.   The terms of the Transaction to which this Pricing Notification relates shall be as follows:

Trade Date: [●]

Hedge Completion Date: [●]

Number of Options: [●]

Initial Hedge Price: USD [●]

Strike Price: USD [●]

Premium: USD [●]

Premium Payment Date: [●]

[*Signature Page Follows*]

Yours sincerely,

THE TORONTO-DOMINION BANK

By:

        _____

        Name:
        Title:

TD SECURITIES (USA) LLC,
as agent

By:

        _____

        Name:
        Title: